February 5, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Symantec Corporation Form 10-K for the Fiscal Year Ended March 28, 2008 Filed May 21, 2008 Form 10-Q for the Quarterly Period Ended October 3, 2008 Filed November 7, 2008 File no. 0-17781
Ladies and Gentlemen:
     This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated January 16, 2009, from Ms. Kathleen Collins to Mr. John W. Thompson of Symantec Corporation (the “Company”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.
Form 10-K for the Fiscal Year Ended March 28, 2008
Note 1. Summary of Significant Accounting Policies
Revenue Recognition
Indirect Channel Sales, page 73
1.	We note your response to our prior comment 3 where you indicate that for products that include content updates, upon shipment to the distributor, the Company credits inventory and debits deferred cost of channel inventory. Please tell us the amount of deferred cost for each period presented. Also, tell us whether you include deferred costs of inventory on your balance sheet as an asset account or a liability account (i.e. netted against deferred revenue for similar product sales) and explain the basis for your presentation.

Response:
The dollar amounts identified as A1 – A2 in the Company’s response to the Staff’s comment 1 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
The amounts of deferred cost recorded upon shipment to distributors were [A1] and [A2], for the periods ended March 30, 2007 and March 28, 2008, respectively. Deferred cost is presented as an asset on the balance sheet, similar to consignment inventory, pending the sale by the distributor to the end customer, which triggers revenue recognition upon commencement of the end user subscription. We believe that the gross amount of these costs meet the definition of an asset pursuant to paragraph 25 of FASB Statement of Concepts 6, because they are probable future economic benefits obtained or controlled by us as a result of past transactions or events. Accordingly, we do not believe it would be appropriate to net such amounts against the related deferred revenues.
2.	In addition, we note from your response to comment 1 that for products sold with content updates, obsolete inventory held in the distribution channel is offset to deferred revenue. Please tell us what impact the obsolete inventory adjustment has on your deferred costs of channel inventory and tell how this is reflected in your financial statements. Please provide the entries that you record to record obsolete inventory held at distributors.
Response:
The dollar amounts and percentages identified as B1 – B6 in the Company’s response to the Staff’s comment 2 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
The obsolete inventory adjustments were [B1] and [B2] for the periods ended March 30, 2007 and March 28, 2008 respectively, representing [B3] and [B4] of total ending deferred costs of [B5] and [B6], respectively.
When product is determined to be obsolete, two entries are recorded, as illustrated below. The first is the previously referenced reduction of deferred revenue and resulting offset to accounts receivable. The second corresponding entry reduces deferred cost of inventory and records the resulting obsolescence charge to cost of sales.

Upon product obsolescence:

	Dr	Cr
Deferred Revenue	xxxx
Accounts Receivable		xxxx

Excess and Obsolete Cost of Sales	xxxx
Deferred Cost of Inventory		xxxx
Form 10-Q For the Quarter Ended October 3, 2008
Note 17. Goodwill, Acquired Product Rights, and Other Intangible Assets, page 12
3.	We note your response to our prior comment 7 where you indicate that the Company is currently in the process of analyzing the fair value of each of your reporting units in anticipation of preparing the quarterly financial statements for the fiscal quarter ending January 2, 2009. Please provide an updated response to the Staff’s prior comment 7 in our letter dated December 2, 2008 with regards to your impairment analysis.
Response:
As previously noted in our comment response letter dated December 19, 2008, in anticipation of the preparation of our financial statements for the fiscal quarter ended January 2, 2009, we began an interim impairment analysis of goodwill pursuant to paragraphs 10 through 22 of SFAS 142 in mid November 2008. Although we have not yet completed this analysis, we have concluded that an impairment loss is probable and can be reasonably estimated. In conjunction with this assessment, we have performed a preliminary reconciliation of the fair values of our reporting units to our market capitalization as of our interim impairment test date and believe this reconciliation lends support to the reasonableness of the fair values of our reporting units used in making this assessment. Accordingly, we recorded a $7 billion goodwill impairment charge in our financial statements for the third quarter of fiscal 2009, which was reported in our recent earnings release that was filed as an exhibit to the Form 8-K filed on January 28, 2009 and will be recorded in our financial statements for the third quarter of fiscal 2009 which will be included in the Form 10-Q that we expect to file on or about February 9, 2009.
We expect to finalize the goodwill impairment analysis in connection with the completion of our fiscal year 2009 financial statements. We will provide additional information to the Staff responsive to the questions raised in prior comment 7 when the goodwill impairment test is completed.

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     Please direct any comments or questions regarding this filing to me at (408) 517-7929 or to George Harrington, Chief Accounting Officer of the Company, at (408) 517-7300.

Very truly yours,
/s/ James A. Beer
James A. Beer
Executive Vice President and Chief Financial Officer Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
John W. Thompson, Chairman and Chief Executive Officer
Scott Taylor, Executive Vice President and General Counsel
George Harrington, Senior Vice President, Finance and Chief Accounting Officer
Jana Barsten, KPMG LLP
Daniel J. Winnike, Fenwick & West LLP

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